Exhibit 99.1

SKK to Hold Extraordinary General Meeting on June 22, 2026

SINGAPORE, June 5, 2026 (GLOBE NEWSWIRE) — SKK Holdings Limited (“SKK Holdings”, “SKK” or the “Company”) (NASDAQ: SKK) will hold an Extraordinary General Meeting of Shareholders (the “EGM”) at 27 First Lok Yang Road, Singapore 629735 at 10:00 a.m. (Singapore Time) on June 22, 2026 (which is 10:00 p.m. U.S. ET on June 21, 2026).

Holders of the Company’s Class A and Class B Ordinary Shares listed in the register of members of the Company at the close of business on May 18, 2026 (Singapore Time) are entitled to receive notice of, and vote at, the EGM or at any adjournment or postponement that may take place.

Copies of the Notice of the EGM, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statement and the Proxy Card are available on the Investor Relations section of the Company’s website at https://skkworks.com.sg and on the SEC’s website at www.sec.gov.

SKK filed its annual report on Form 20-F, including its audited financial statements, for the financial year ended December 31, 2025, with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2026. The Company’s Form 20-F can be accessed on the Company’s website at https://skkworks.com.sg, as well as on the SEC’s website at www.sec.gov.

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

For investor and media inquiries, please contact:

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg